NO ACT

PE 12-27-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




13000128

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2012

Dear Ms. Weber:

This is in response to your letter dated December 27, 2012 concerning the shareholder proposals submitted to Verizon by Harold G. Plog and Florence A. Plog. We also have received a letter from the proponents dated January 7, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Harold G. Plog
Florence A. Plog
*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2012

The proposals relate to the company's proxy materials and stockholder rights.

There appears to be some basis for your view that Verizon may exclude the proposals under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold his or her company stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received Verizon's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Verizon relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SEC Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Verizon's "No-Action Letter" Request dated December 27, 2012 re the "Plogs'" shareholder proposals for inclusion in Registrant's Proxy Material for the 2013 Annual Meeting (Page 1 of 3)

From Florence and Harold Plog

A. Rule 14a-8 is avowedly formulated so that even the unsophisticated shareholder can understand it. We therefore believe it should be taken at face value without need for arguably relevant case law, legal opinion or prior no-action letters, that admittedly may have gone either way, to ascertain or affirm its meaning. Accordingly we, in our following response to Registrant's Request, neither offer nor attempt to rebut or challenge such as it may appear from time to time in Verizon's request.

B. Shareholder Requirements.

1. Regarding one proposal per shareholder, we revised our single submission of two by the two of us to one by each of us as requested convinced that although our stock is owned in joint tenancy we are still both shareholders. As Rule 14a-8(c) provides simply and only that each shareholder is permitted one proposal without any qualification, we believe that we have met that requirement. If by some stretch of someone's imagination both of us are not shareholders then who of us is and which of our proposals is to prevail? Neither as Registrant would suggest?

2. As regards our intentions to hold our shares until the next shareholder meeting, it is reiterated that we attested to our intention to hold our stock for the foreseeable future. If anyone can say with certainty that the next meeting is in the foreseeable future then we clearly have satisfied the requirement without having promised to do so. If not then it would seem we are required to promise to hold our stock indefinitely, which is both contrary to Rule 14a-8(b)(2)(C) and absurd. We've held

Verizon stock since its predecessors were spun-off from ATT without ever having sold a share to the best of our recollection. We have absolutely no intention of starting now or, as we can only reasonably predict, for the foreseeable future. The Rule clearly only asks for our intent, not our promise.

C. The Proposals.

1. Towards Corporate Transparency

Despite Registrant's unfounded and specious assertions and dire predictions, this proposal is clearly: proper; within the power of Registrant to comply; and, unrelated to the company's ordinary business operations. This proposal seeks only what is already being done in respect of shareholder proposals and for information, pro and con, already gathered and provided to and considered by the Board in recommending Management's proposals to the electorate. Nothing more nor less whatever it may be and however it may be denominated. Furthermore it is unrelated to the company's ordinary business operations or else said management proposals would not require shareholder approval in the first place. Finally, unless the shareholder is willing to vote as the Board recommends, how else than as we propose can he/she cast an informed vote: the nub of the proposal as well as the ballot process itself? By not providing the information requested as Registrant would suggest?

2. Protection of Stockholder Rights.

The back of Registrant's proxy card provides that shareholder's signature grants the proxies full power of substitution to vote as directed not only on matters specified but ***as well as at their discretion on any other matter that may come before the meeting***. (Emphasis added.) It is this sort of wording and its implicit arrogation of shareholder empowerment that we find objectionable and which our proposal is intended to stop. If innocuous or inconsequential or able to be stricken at will without adverse consequences or ramifications as implied, then why leave it in? If the unforeseen matter should require absentee shareholder vote then why should they not be given the time, opportunity, and information necessary to decide how they want to vote except perhaps on matters incident to the conduct of the meeting? That the wording, ostensibly of Registrant's choosing, proscribes shareholder rights makes our proposal eminently proper and the objectionable wording subject to mandatory rather than discretionary redaction. Finally, as it now stands it is a blank check we, as shareholders of any company, have been averse to sign.

D. If our proposals in any way have: an unintended consequence or interpretation; further procedural flaw; or, run afoul of legal requirements or restrictions, we would gladly work together in good faith with Registrant to remedy the situation so long as the essence of our purpose and concerns are not lost. We view the no-action letter process a last rather than a first resort and regret not having had the opportunity to try to resolve or at least mitigate some of the contentiousness beforehand.

Signed: Florence Plog Harold Plog

Florence and Harold Plog, Joint Tenants

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2013

E-mail copy; Mary Louise Weber, Assistant General Counsel
Verizon

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 27, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Shareholder Proposals of Florence and Harold Plog

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the two shareholder proposals (the "Proposals") submitted by Harold A. Plog and Florence A. Plog (the "Proponents") from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponents as notice of Verizon's intent to omit the Proposal from Verizon's 2013 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, Verizon takes this opportunity to inform the Proponents that if the Proponents submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned.

I. Background.

The Proponents are joint owners of 450 shares of Verizon common stock. By letter dated April 5, 2013 [sic], the Proponents submitted the following two resolutions for inclusion in Verizon's 2013 proxy materials:

1. *Towards Corporate Transparency*

So that shareowners might rightfully constitute an informed and effective electorate, be it resolved that the Company include in its proxy materials along with its own proposals for stockholder approval any and all expressed countervailing opinions, arguments and recommendations as is done in the case of stockholder proposals.

2. *Protection of Stockholder Rights*

Lest the electoral empowerment of the majority of shareowners who do not attend the Annual Meetings be denied or mitigated to any extent whatsoever, be it resolved that the Company desist from its expressed or implied arrogation of shareowners' proxies in respect of other matters requiring shareowner approval that may come before the meeting or any adjournment thereof.

The first resolution set forth above is hereinafter referred to as "Proposal 1" and the second resolution set forth above is hereinafter referred to as "Proposal 2". A copy of the Proponents' submission (the "Original Submission") is attached hereto as Exhibit A.

The Original Submission contained two distinct resolutions and did not include a written statement from the Proponents of their intention to hold at least $2,000 of Verizon's stock through the date of the 2013 annual meeting. By letter dated April 17, 2012, we notified the Proponents of these deficiencies (the "Deficiency Notice"). In the Deficiency Notice we explained the requirements of Rule 14a-8, including the one proposal limitation, and specifically requested that they (1) provide the written statement of their intention to hold at least $2,000 of Verizon's stock through the date of the 2013 annual meeting and (2) correct their submission to comply with the "one proposal" rule. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8. Verizon sent the Deficiency Notice to the Proponents by Federal Express. A copy of the Deficiency Notice is attached hereto as Exhibit B.

By letter dated April 18, 2010 [sic], Harold Plog resubmitted Proposal 1 (the "Harold Plog Submission"). The Harold Plog Submission stated, "I, Harold G. Plog, a joint owner of over 400 shares of Verizon for the past several years and who intends to continue to do so into the foreseeable future, respectfully submit the following proposal for inclusion in the proxy materials for the 2013 Annual Meeting of Stockholders for stockholder consideration," and was also signed by Florence Plog. By a separate letter dated April 18, 2010 [sic], Florence Plog resubmitted Proposal 2 (the "Florence Plog

Submission"). The Florence Plog Submission contained a similar statement about intent to hold over 400 shares of Verizon for the "foreseeable future" and was also signed by Harold Plog. The Harold Plog Submission and the Florence Plog Submission were enclosed in the same envelope and are attached hereto as Exhibit C.

II. Bases for Excluding the Proposals.

A. Both proposals may be properly omitted from Verizon's 2013 proxy materials under Rule 14a-8(c) and Rule 14a-8(f).

1. Both proposals may be properly omitted from Verizon's 2013 proxy materials under rule 14a-8(c) because the Proponents exceeded the one proposal limitation.

Rule 14a-8(c) provides that each shareholder proponent may submit no more than one proposal to a company for a particular shareholder's meeting. The limitation on the number of proposals is applicable "collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner and joint tenants)." Exchange Act Release 12999 (November 22, 1976). In accordance with Rule 14a-8(f) Verizon advised the Proponents of this limitation. Rather than eliminating one of the Proposals to comply with Rule 14a-8(c) as requested, the Proponents resubmitted the two proposals, purportedly one in each of their own names. In the meantime, they acknowledged that they owned the shares as joint tenants and each signed the other's submission.

Since the Proponents have elected not to revise their Proposals in accordance with Rule 14a-8(c), the Proposals may be properly excluded under Rule 14a-8(f). See *PSB Group, Inc.* (February 23, 2010) (multiple proposals submitted by joint tenants may be properly omitted) and *Peregrine Pharmaceuticals* (August 24, 2004) (multiple proposals of husband and wife holding as joint tenants may be properly omitted).

2. Both proposals may be properly omitted from Verizon's 2013 proxy materials under rule 14a-8(f) because the Proponents failed to provide the written statement required by rule 14a-8(b)(2) that they intend to hold the securities through the date of the 2013 annual meeting.

The Proponents failed to comply with the requirement of Rule 14a-8(b)(2) that the Proponents provide a written statement that they intend to hold the shares through the date of the annual meeting. Section C.1.d of SLB 14 specifies that a shareholder is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareholder meeting, providing,

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Verizon provided the Proponents with a deficiency notice which specifically them to provide a written notice of their intention to hold the shares through the date of the 2013 annual meeting. Although they sent a timely response, the Proponents failed to state that they would hold the shares through the date of the 2013 annual meeting. Instead, they stated that they intended to hold shares "into the foreseeable future," which does not assure their holdings through the date of the 2013 annual meeting. As a result, Verizon believes that it may properly exclude both Proposals from its 2013 proxy materials under Rule 14a-8(f).

The Staff has consistently concurred in the exclusion of shareholder proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. *See, Johnson and Johnson* (January 9, 2012) (permitting exclusion of a proposal because the proponent failed to timely respond to the company's request for a written statement of intent to hold securities through the date of the annual meeting); *General Electric Company* (January 30, 2012); *CNB Corp.* (February 16, 2011); *International Business Machines Corporation*(December 28, 2012).

B. Proposal 1 may be properly omitted from Verizon's 2013 proxy materials under Rules 14a-8(i)(1), (6) and (7).

Proposal 1 would require Verizon to provide "any and all known countervailing opinions, arguments and recommendations as is done in the case of shareowner proposals." Regardless of the truth and accuracy of the statements, regardless of any copyright considerations, regardless of whether the author of the countervailing opinion is conducting a separate solicitation under the proxy rules, Proposal 1 would have the Company include every possible opinion, argument and recommendation that may relate to the subject matter.

1. Proposal 1 may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Delaware law.

Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Proposal 1 would require action that, under Delaware law, falls within the scope of the powers of the Company's board of directors as a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. *See, e.g., Bank of America Corporation* (February 24, 2010) and *MGM Mirage* (February 6, 2008). Proposal 1 is not drafted as a request of, or as a recommendation to, the board of directors, but mandates action by the board. Proposal 1 relates to matters for which only the board has the power to act upon. Accordingly, it is not a proper subject for shareholder action under Delaware law and is properly excludable under Rule 14a-8(i)(1).

2. *Proposal 1 may be excluded pursuant to Rule 14a-8(i)(6) because it is beyond the power of Verizon to collect and print "any and all expressed countervailing opinions, arguments and recommendations."*

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement. In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff ruled that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be properly excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (March 9, 1981), the Staff did not recommend action with respect to General Motors' exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school without guidance as to how to determine which persons fell within the prohibited group. *See also, International Business Machines Corp.* (January 14, 1992).

In each of the instances referred to above, the proposals were beyond the power of the company to effectuate because there was no practical way of implementing the proposals. Likewise, Proposal 1 is beyond the power of the Board of Directors to effectuate because the Board does not and cannot know every expressed opinion on a subject it puts before its shareholders. There is no feasible way for Verizon to monitor every expressed opinion on a topic included in the proxy statement. Consequently, the Proposal is beyond the power of the Company to implement and, as such, is excludable pursuant to Rule 14a-8(i)(6).

3. *Proposal 1 may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., the process or method of introducing and presenting management proposals).*

Proposal 1 would seek to direct Verizon in how it presents management proposals in the proxy statement by expanding the disclosure to include "all known countervailing opinions" on each item submitted to a shareholder vote. Proposal 1 is not limited to any particular type of proposal, but attempts to micromanage all management proposals the same, regardless of their content or objective or the need for explanation of alternative views.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998), the Commission explained that the policy underlying Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the board of directors. This underlying policy rests on two considerations. The first consideration relates to the subject matter of the proposal and recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that these tasks could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders would not be in a position to make an informed judgment. Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" Verizon's process or method for introducing and presenting management proposals in the proxy statement.

Verizon's processes with respect to handling management and shareholder proposals included in the proxy statement are a fundamental part of the Company's day-to-day operations and involve a number of considerations. The specific disclosures included in the proxy statement are determined by the Company in compliance with Federal law with a view to presenting the information clearly and succinctly. The Company must be careful that it does not include any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact. As a result, the manner of presentation of the proposals in the proxy statement requires some of the most basic decision-making on the part of the Company's management.

The process of determining the information necessary to properly explain the merits of a management proposal is best left to management and not to shareholders attempting to micromanage the disclosures. Proposal 1 would interfere in the process by which management determines the information that is relevant to a management proposal and, therefore, may be properly omitted under Rule 14a-8(i)(7). The Staff has routinely concurred in the omission of proposals that interfere with the processes by which a company operates. *See, for example, General Electric* (Jan. 28, 2003) (proposal regarding disclosure of method of selecting independent auditors was properly omitted as relating to ordinary business); *General Motors* (Mar. 30, 2005) (proposal that addressed specific method of preparation of report and the specific information to be included in a highly detailed report was properly omitted as relating to ordinary business); and *Ford Motor Company* (Feb. 12, 2008) (proposal that proxy statement include direct postal mailing address for each director related to ordinary business since it related to "procedures for enabling shareholder communications on matters relating to ordinary business was properly omitted).

The Staff has also routinely concurred in the omission of proposals that called for the disclosure of information where the subject matter of the disclosure related to ordinary business. Where the additional disclosure is in a Commission-prescribed document, the Staff has stated it will consider "whether the subject matter of the additional disclosure involves a matter of ordinary business" to determine if Rule 14a-8(i)(7) permits exclusion of the proposal. *Johnson Controls, Inc.* (October 26, 1999) (company may properly omit as ordinary business a proposal that called for the disclosure of additional information in the financial statements in reports to shareholders). Proposal 1 does not specify the type of information or any specific topic to be included, it simply requires that all information addressing the topic of the management proposal, *whether or not the information constitutes matters of ordinary business,* must be included in the proxy statement. Without any way of controlling whether the disclosures relate to ordinary business, Proposal 1 will result in the inclusion of material that relates to ordinary business. As a result, Proposal 1 relates to the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7) and may be properly excluded. *See Refac* (Mar. 27, 2002) (proposal that attempted to oversee the disclosure process by calling for supplemental reporting of officer and director employment and the number of shareholders of record and the results of voting at the annual meeting was properly omitted as relating to ordinary business); *IDACORP* (Dec. 10, 2007) (proposal related to the process of introducing and presenting shareholder proposals at the annual meeting was properly excluded as relating to ordinary business); *The Boeing Company* (Feb. 20, 2001) (proposal that would have required company to repeat disclosure of the full text of shareholder proposals in subsequent voter reminder mailings to shareholders was properly omitted as relating to ordinary business).

Verizon believes that the determination of whether disclosures in the proxy statement comply with applicable law and fairly and accurately reflect the decision-making processes of the Board of Directors is a complex task with respect to which shareholders are not in a position to make an informed judgment. As a result, Verizon believes the Proposal may be properly omitted from its 2013 proxy materials as relating to ordinary business matters.

C. Proposal 2 may be properly omitted from Verizon's 2013 proxy materials under Rules 14a-8(i)(1), (2) and (7)

Proposal 2 asks that the Company desist from "arrogation"[1] of shareholder proxies "in respect of any other matter requiring shareholder approval...." As an initial point, Verizon does not "arrogate" or otherwise unlawfully take the proxies of shareholders. All proxies are given voluntarily by shareholders after a solicitation in compliance with Regulation 14A. A shareholder who does not wish to confer any discretionary authority on the proxy may simply cross out that language on the proxy card. Moreover, the proxies are not granted to the Company, but to a proxy committee. The designated proxies are authorized only to vote the shares in accordance with the instructions of the shareholders, as provided on the proxy card and Rule 14a-4(e), and the instructions may not be substituted or ignored by the proxies. The only discretionary authority that the designated proxies may exercise under Rule 14a-4(c) is to address procedural matters, including adjournment of meetings, and to vote on unexpected matters. *See* Rule 14a-4(c) for a list of permitted uses.

1. *Proposal 2 is not a proper for shareholder action under Delaware law and may be properly omitted under Rule 14a-8(i)(1).*

As with Proposal 1, Proposal 2 mandates action to be taken by the Company in violation of Delaware law. *See* discussion under Section B.1. above.

2. *Proposal 2 is counter to the NYSE Listing Standards, Rule 14a-4(c) and Delaware law and may be properly omitted under Rule 14a-8(i)(2).*

Verizon is listed on the New York Stock Exchange. The NYSE Listed Company Manual requires companies to solicit proxies on matters scheduled to come before the meeting and allow shareholders to provide voting instructions.

> 402.04 Proxy Solicitation Required
>
> (A) Actively operating companies are required to solicit proxies for all meetings of shareholders. The purpose and intent is to afford shareholders a convenient method of voting, with adequate disclosure, on matters which may be presented at shareholders' meetings. Exception may be made where applicable law precludes or makes virtually impossible the solicitation of proxies in the United States.

To cease providing shareholders with the ability to give proxies the discretionary authority to vote on procedural and unexpected matters that may arise at a meeting of shareholders would be a violation of this provision.

---

[1] [Footnote not in original.] "Arrogation" is defined by *Black's Law Dictionary, Seventh Edition* (1999) as, "The act of claiming or taking something without the right to do so." *See similar definition in The American Heritage Dictionary, Second College Edition* (1985).

The granting of proxies by Verizon's shareholders is also governed by Delaware law. Section 212(b) of the Delaware General Corporation Law provides "Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy...." Proposal 2 has no authority to overrule Delaware law on proxies.

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(2) that, if implemented, would cause the company to violate state or Federal law. *See, e.g., Pfizer* (February 22, 2012) (implementation of arbitration proposal could cause company to violate Federal law and was properly omitted under Rule 14a-8(i)(2)), *Mattel, Inc.* (January 14, 2005) (because implementation of proposal would result in Mattel's proxy materials being false or misleading under Rule 14a-9, the proposal was properly omitted under Rule 14a-8(i)(2)); and *Monsanto Co.* (November 7, 2008) (shareholder-proposed bylaw amendment establishing oath of allegiance to U.S. Constitution that would be "unreasonable" constraint on director selection process violating Delaware law was properly omitted under Rule 14a-8(i)(2)).

3. *Proposal 2 may be excluded pursuant to Rule 14a-8(i)(7) because it relates to Verizon's ordinary business operations (i.e., the conduct of shareholder meetings).*

Verizon believes that Proposal 2 may be properly omitted from its 2013 proxy statement under Rule 14a-8(i)(7) because it impermissibly interferes with an ordinary business operation; namely, the conduct of shareholder meetings. Please see the discussion of the ordinary business exclusion under Section B.3. above.

As a Delaware corporation, Verizon is required to conduct a meeting of shareholders, at least annually, for the election of directors. Pursuant to its charter and bylaws, as well as state law, federal law and the regulations of the stock exchanges on which it is listed, Verizon is also required to put a number of different matters to a shareholder vote periodically. As such, the conduct of shareholder meetings where shareholders elect directors and vote on such business as is properly presented to the meeting is a complex task with respect to which shareholders are not in a position to make an informed judgment. Proposal 2 impermissibly interferes with management's responsibility for conducting lawful and orderly shareholder meetings.

A substantial majority of shareholders are unable to or not interested in attending shareholder meetings. Under Delaware law, a shareholder is permitted to authorize a proxy to attend the meeting and vote on his or her behalf. Verizon's form of proxy allows the shareholder to direct the proxy how to vote at the meeting on items which appear on the ballot. However, from time to time, issues may come up for a vote at a shareholder meeting of which the Company doesn't have knowledge beforehand. For these instances, the shareholder may give the proxy discretionary voting power. This practice is addressed under Rule 14a-4, which designates matters on which the proxy may or may not vote. Rule 14a-4 also provides a list of seven items on which a proxy may confer discretionary voting power. Without this authority, unless other protections are available, the proxies may be powerless to adjourn a meeting in the event of an emergency or powerless to stop a shareholder who owns, for example, as little as 1% of the outstanding shares from taking control of the meeting without notice to other shareholders. For this reason, Verizon believes that the decision whether or not to seek discretionary power for the proxies is a "matter of a complex nature upon which, shareholders, as a group would not be in a position to make an informed judgment."

III. Conclusion.

Verizon believes that both Proposals may be properly omitted from its 2013 proxy material under (i) Rule 14a-8(c) because the Proponents exceeded the one proposal limitation and (ii) Rule 14a-8(f) because the Proponents failed to provide the written statement required by Rule 14a-8(b)(2) that they intend to hold the securities through the date of the 2013 annual meeting. Verizon believes that Proposal 1 may be properly omitted from its 2013 proxy materials under (i) Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Delaware law, (ii) Rule 14a-8(i)(6) because the Company would lack the power to implement the Proposal and (iii) Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Verizon believes that Proposal 2 may be properly omitted from its 2013 proxy materials under (i) Rule 14a-8(i)(1) because it is not a proper subject matter for shareholder action under Delaware law, (ii) Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate a law to which it is subject, and (iii) Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2013 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Harold and Florence Plog

Exhibit A

April 5, 2013

Verizon Communications Inc.

Board of Directors

c/o Assistant Corporate Secretary

140 West Street, 29th Floor

New York, NY 10007

Attn: Presiding Director

Review of the ballot/proxy card for the Annual Meeting of Shareholders discloses that casting our vote conveys to the proxies full power of substitution regarding any and all matters that may come before the meeting whether so directed by us or not. This arrogation of shareholder empowerment appears to us outrageous and therefor unacceptable. Accordingly we cannot vote our ballot as constituted.

We have encountered many similar such proxy/ballot cards in the past and have either attempted to strike the offending verbiage or not voted them because of it. But all obviously to no avail as the practice widely continues.

Instead we are proposing a resolution for shareholder consideration and approval in the 2013 Annual Meeting of Shareholders, Proposal 2 in the accompanying letter, that the practice cease. We trust that the Board, as shareholder fiduciary, will not view the motion unfavorably.



Harold G. Plog



Florence A. Plog

Encl: Proposed Shareholder Resolutions.

*** FISMA & OMB Memorandum M-07-16 ***

April 5, 2012

Assistant Corporate Secretary
Verizon Communications Inc
140 West Street, 29th Floor
New York, NY 10007

As joint owners of some 400 shares of Verizon, we respectfully submit the following proposed resolutions for inclusion in the proxy materials for the year 2013 Annual Meeting of Stockholders for their consideration and approval.

1. Towards Corporate Transparency.

So that shareowners might rightfully constitute an informed and effective electorate, be it resolved that the Company include in its proxy materials along with its own proposals for stockholder approval any and all expressed countervailing opinions, arguments and recommendations as is done in the case of stockholder proposals.

2. Protection of Stockholders Rights.

Lest the electoral empowerment of the majority of shareowners who do not attend the Annual Meetings be denied or mitigated to any extent whatsoever, be it resolved that the Company desist from its expressed or implied arrogation of shareowners' proxies in respect of other matters requiring shareowner approval that may come before the meeting or any adjournment thereof.



Harold G. Plog



Florence A. Plog

Encl: Letter to the Board of Directors

H G & F A Plog

*** FISMA & OMB Memorandum M-07-16 ***

EUGENE OR

05 APR 2012 PI

Verizon Communications Inc
140 West Street
Assistant Corporate Secretary
29th Floor
New York, NY 10007

1000732123

Exhibit B

Mary Louise Weber
Assistant General Counsel



One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

April 17, 2012

Via Federal Express

Harold G. Plog and
Florence A. Plog

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Ms. Plog:

I am writing to acknowledge receipt of the shareholder proposal you submitted for inclusion in Verizon Communications Inc.'s proxy statement for the 2013 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2013 annual meeting, a proponent must have continuously held at least $2,000, or 1%, in market value of Verizon's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must provide a written statement that he or she intends to continue to hold at least this amount of the stock through the date of the annual meeting. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that you have held the requisite amount of Verizon common stock for at least one year prior to the date that you submitted the proposal. However, you did not provide a written statement of your intention to hold at least $2,000 in market value of the stock through the date of the 2013 annual meeting. Please provide this written statement to me at the address indicated at the top of this letter.

Also, as indicated in Question 3 of the SEC's proxy rules relating to shareholder proposals, each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Your submission appears to contain two distinct resolutions. Please correct your submission to comply with the "one proposal" rule.

The SEC rules require that your response to this request be postmarked or transmitted electronically to us no later than 14 days from the day you receive this letter. Once we receive your response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2013 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Mary Louise Weber

Attachment

Cc: William L. Horton, Jr.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal:
   i. Would disqualify a nominee who is standing for election;
   ii. Would remove a director from office before his or her term expired;
   iii. Questions the competence, business judgment, or character of one or more nominees or directors;
   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
   v. Otherwise could affect the outcome of the upcoming election of directors.
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

---

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
    2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

*** FISMA & OMB Memorandum M-07-16 ***

April 18, 2010

Verizon

Mary Louise Weber

Assistant General Counsel

c/o Assistant Corporate Secretary

140 West Street, 29th Floor

New York, NY 10007

I, Harold G Plog, a joint owner of over 400 shares of Verizon for the past several years and who intends to continue to do so into the foreseeable future, respectfully submit the following proposal for inclusion in the proxy materials for the 2013 Annual Meeting of Stockholders for stockholder consideration.

Towards Corporate Transparency.

So that shareowners might rightfully constitute an informed and effective electorate, be it resolved that the proxy materials in respect of Company proposals for stockholder approval include, along with its own recommendations, any and all expressed countervailing opinions, arguments and recommendations as is done in the case of stockholder proposals.



Harold G. Plog



Florence A. Plog

April 18, 2010

Verizon
Mary Louise Weber
Assistant General Counsel
c/o Assistant Corporate Secretary
140 West Street, 29th Floor
New York, NY 10007

I, Florence A. Plog, a joint owner of over 400 shares of Verizon for the past several years and who intends to continue to do so into the foreseeable future, respectfully submit the following proposal for inclusion in the proxy materials for the year 2013 Annual Meeting of Stockholders for stockholder consideration.

Protection of Stockholders Rights.

Lest the electoral empowerment of the majority of shareowners who do not attend the Annual Meetings be denied or diminished to any extent whatsoever, be it resolved that the Company desist from its expressed or implied arrogation of shareowners' proxies in respect of any other matter requiring stockholder approval that may come before the meeting and any adjournment thereof.


Florence A. Plog


Harold G. Plog